UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Petrolia Energy Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

71668V105
(CUSIP Number)

BSIH Ltd. Attn:Ali Ahmed Suite # 800, 138 – 4 Avenue SE, Calgary Alberta T2G 4Z6 Tel : 587-392-1297
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 31, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71668V105

1.		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BSIH Ltd.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount of Row (11) 0%
14.		Type of Reporting Person (See Instructions) OO

1.		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ilyas Chaudhary
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount of Row (11) 0%
14.		Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Petrolia Energy Corporation, a Texas corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 710 N. Post Oak Rd., Suite 512, Houston, Texas 77024.

Item 2.	Identity and Background
(a)	This Schedule 13D/A is being filed jointly by and on behalf of BSIH Ltd (“BSIH”), a British Virgin Islands holding company and Ilyas Chaudhary, the President and Director of BSIH, each a “Reporting Person” and collectively, the “Reporting Persons”. Due to his position as President and Director of BSIH, Ilyas Chaudhary is deemed to beneficially own the Issuer's Common Stock beneficially owned by BSIH. Ilyas Chaudhary is the father of Zel C. Khan, the Company’s Chief Executive Officer.

(b)	The address of the principal business office of each Reporting Person is Suite # 800, 138 – 4 Avenue SE, Calgary Alberta T2G 4Z6 Tel : 587-392-1297.

(c)	The principal business of BSIH Ltd., is a holding company, the principal business of Ilyas Chaudhary is in oil and gas operations and investments.

(d)	The Reporting Persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Citizenship of the Reporting Persons are as follows: BSIH Ltd. – British Virgin Island (BVI) and Ilyas Chaudhary, a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

On November 30, 2017, the Issuer signed an Arrangement (the “Arrangement”) to acquire Bow Energy Ltd (“Bow” and the “Acquisition”). Bow was a Canadian company with corporate offices in Alberta, Calgary. On February 27, 2018, the Acquisition closed and the Issuer acquired all of the issued and outstanding shares of capital stock of Bow (each a “Bow Share”). Under the terms of the Arrangement, Bow shareholders are deemed to have received 1.15 Common Stock shares for each Bow Share. A total of 106,156,712 shares of the Issuer’s common stock were issued to the Bow shareholders as a result of the Arrangement, plus additional shares in connection with the rounding described below. The Arrangement provided that no fractional shares would be issued in connection with the Arrangement, and instead, each Bow shareholder otherwise entitled to a fractional interest would receive the nearest whole number of Issuer shares. For example, where such fractional interest is greater than or equal to 0.5, the number of shares to be issued would be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of shares to be issued would be rounded down to the nearest whole number. In calculating such fractional interests, all shares issuable in the name of or beneficially held by each Bow shareholder or their nominee as a result of the Arrangement shall be aggregated.

Prior to the acquisition of Bow as described above, BSIH, and as a result of his ownership and control of BSIH, Mr. Chaudhary controlled Bow. Mr. Chaudhary is the father of Zel C. Khan, the Chief Executive Officer of the Company, and therefore, the acquisition is considered to be a related party transaction.

As a result of the Arrangement, BSIH, which held 61,571,667 shares of the common stock of Bow prior to the Acquisition, was issued 70,807,417 shares of Common Stock.

Effective on August 31, 2018, the Issuer entered into and closed the transactions contemplated by a Share Exchange Agreement with Blue Sky Resources Ltd. (“Blue Sky” and the “Exchange Agreement”).

The President, Chief Executive Officer and 100% owner of Blue Sky is Ilyas Chaudhary, the father of Zel C. Khan, the Issuer’s Chief Executive Officer. Prior to the Issuer’s acquisition of Bow Energy Ltd. (“Bow”) (which the Issuer acquired pursuant to an Arrangement Agreement dated November 30, 2017, which acquisition closed on February 27, 2018), BSIH, and as a result of his ownership and control of BSIH, Mr. Chaudhary, controlled Bow.

Pursuant to the Exchange Agreement, the Issuer exchanged 100% of the ownership of Bow, in consideration for:

(a)	70,807,417 shares of the Issuer’s common stock owned and controlled by Mr. Chaudhary and BSIH (the “Blue Sky Shares”);

(b)	$100,000 in cash (less certain advances paid by Blue Sky or Bow to the Issuer since April 1, 2018);

(c)	the assumption of certain payables owed by Bow totaling $1,696,332 (which includes $730,000 owed under the terms of a Loan Agreement, as amended, originally entered into by Bow, but not the subsequent $800,000 borrowed by Bow pursuant to the amendment to the Loan Agreement dated May 9, 2018 (which obligation is documented by a Debt Repayment Agreement));

(d)	20% of Bow Energy International Holdings, Inc, which is wholly-owned by Bow (“Bow EIH”)(which entity’s subsidiaries own certain Production Sharing Contracts (the “PSC”) and certain other participating assets), pursuant to an Assignment Agreement;

(e)	certain carry rights described in greater detail in the Exchange Agreement, providing for Blue Sky to carry the Issuer for up to the next $10 million of aggregate costs in BOW EIH and the PSC assets, with any profits from BOW EIH being distributed 80% to Bow and 20% to the Issuer, pursuant to a Petrolia Carry Agreement (the “Carry Agreement”); and

(f)	a 3% royalty, after recovery of (i) the funds expended by Bukit Energy Bohorok Pte Ltd, which is wholly-owned by BOW EIH in the Bohorok, Indonesia PSC (the “Bohorok PSC”) since July 1, 2018, plus (ii) $3,546,450 (i.e., ½ of Bow’s share of the prior sunk cost of the Bohorok PSC), which royalty is evidenced by an Assignment of Petrolia Royalty (the “Royalty Assignment”).

The Exchange Agreement closed on August 31, 2018 and has an effective date of July 1, 2018.

The Exchange Agreement contained customary and standard representations and warranties of the parties, indemnification obligations (which survive for six months following the closing), and closing conditions.

The Blue Sky Shares were cancelled by the Issuer and returned to authorized but unissued shares of common stock after the closing.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a)	the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	a reorganization involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (otherwise than as have already been effected following the Closing);

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	other material changes in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

The Reporting Persons do not have any plans or proposals which relate to or result in:

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (j), above.

Item 5.	Interest in Securities of the Issuer
(a)	As of the date of this Schedule 13D/A, the Reporting Persons beneficially own 0 shares of the Issuer's Common Stock representing 0% of the Issuer's issued and outstanding capital stock.

(b)	The number of shares as to which the Reporting Persons have: Shared power to vote or direct the vote: BSIH and Ilyas Chaudhary – 0.

(c)	N/A

(d)	N/A

(e)

BSIH and Mr. Chaudhary ceased to be the owners of more than 5% of the Issuer's common stock effective on August 31, 2018, in connection with the entry into, and closing of, the Share Exchange Agreement described in Item 3, above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement dated November 23, 2018

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BSIH Ltd.

November 23, 2018
Dated
/s/ Ilyas Chaudhary
Signature
Ilyas Chaudhary / President & Director
Name/Title

November 23, 2018
Dated

/s/ Ilyas Chaudhary
Signature

Ilyas Chaudhary
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).